UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 23 June 2021, London UK - LSE announcement

New GSK to deliver step-change in growth and performance over next ten years driven by high-quality Vaccines and Specialty Medicines portfolio and late-stage pipeline

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Sales growth more than 5% and adjusted operating profit growth more than 10% CAGR 2021-26[1]
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Sales ambition of more than £33 billion (CER) by 2031
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Strategic focus to prevent and treat disease, with R&D leveraging science of the immune system, human genetics and advanced technologies
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Strengthened balance sheet post separation supports investment in growth
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Cash generated from operations expected to exceed £10 billion by 2026
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2022 aggregate dividend from GSK and New Consumer Healthcare expected to amount to 55p
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New GSK progressive dividend policy starting at 45p in 2023
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Leading ESG performance to be maintained and key target for New GSK
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New GSK to positively impact health of >2.5 billion people next 10 years
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Demerger to create new world leader in consumer healthcare confirmed mid-2022

Notes on basis of preparation, assumptions and cautionary statements and on reporting definitions on pages 5-7.

At an update to investors today, GlaxoSmithKline plc (GSK LSE & NYSE) will provide details of its strategy, outlook for growth and plans to create shareholder value, following the planned demerger in mid-2022 of its Consumer Healthcare business. The resulting New GSK will be a growth company with new ambitions for patients and shareholders and an overarching purpose to unite science, talent and technology to get ahead of disease together.

Emma Walmsley, Chief Executive Officer, said: "The benefits of the huge transformation we have driven since 2017 are now clear. We have strengthened our R&D and commercial execution, and transformed our group structure and capital allocation, while driving a profound cultural change with new leadership.

"Together, we are now ready to deliver a step-change in growth for New GSK and unlock the value of Consumer Healthcare. With world class capabilities across prevention and treatment of disease, New GSK is exceptionally well positioned to positively impact people's health and to deliver strong performance and value to shareholders through the decade."
Key elements of the investor update are summarised below:

Strategic transformation

In 2017, GSK commenced a significant corporate transformation to address historic long-standing issues that have affected performance. Major progress has been achieved across the business to improve performance, strengthen capabilities and prepare GSK for a new future.

The company has substantially strengthened its R&D performance and productivity. Since 2017, GSK has delivered 11 major product approvals* and doubled the number of assets in Phase III and registration to 22. Commercial execution has been transformed with new and specialty products now reaching £10 billion in annual sales. Meanwhile changes to the Group's portfolio and network within Vaccines and Pharma have led to annual cost savings delivery of £0.5 billion and proceeds from divestment of non-core brands of £1.4 billion.

Following two successful global mergers, a new world-leading consumer healthcare business, with a radically transformed portfolio and sector-leading profitability has also been created.

All of this has been achieved with acknowledged sector leadership in ESG performance.

In addition, there has been significant cultural and leadership change across the company, to improve accountability and raise levels of ambition. 85% of the top 125 leaders are new in role since 2017 and new incentives and governance have been implemented in all key areas of the company.

These changes now provide the platform for GSK to separate and create two new global companies which will have major impacts on human health and can deliver compelling performance and attractive returns and value to shareholders.

New GSK financial outlooks

2021-2026 outlook

Over the next five-year period, New GSK expects to deliver sales growth and adjusted operating profit growth of more than 5% and more than 10%, respectively, CAGR at constant exchange rates (with 2021 as the base year). Profit growth is expected to be underpinned by a combination of strong revenue growth from new vaccines and specialty medicines, improving operational performance and benefits from the transformation of recent years. These financial outlooks exclude any contribution from COVID-19 related revenues.

The company expects to improve adjusted operating margin from the mid-20s% in 2021 to over 30% by 2026. Improved sales growth, sales mix benefits and realisation of cost savings from previously announced programmes are all expected to contribute to margin improvements. GSK has identified a further £200 million of annual savings from the Separation Preparation (Future Ready) programme and has revised its cost savings target from £800 million to £1 billion with no extra costs for delivery. All restructuring programmes will complete in 2022 and no further major restructuring programmes are planned.

2026-2031 ambition

By 2031, New GSK aims to deliver sales of more than £33 billion (at constant exchange rates).  Achievement of this ambition is driven by commercial execution of New GSK's current late-stage pipeline. The company estimates that certain assets in late-stage development have the potential in aggregate to deliver peak year sales of more than £20 billion on a non-risk adjusted basis+.

The £33 billion sales ambition is before any significant revenue contribution from early-stage pipeline assets or any contribution from business development.  Importantly, New GSK aims to grow sales through to 2031 despite the anticipated loss of exclusivity for dolutegravir in 2028/29.

The new outlooks and ambition will be incorporated into existing incentive plans by the remuneration committee in due course.

Maximising Vaccines and Specialty Medicines

New GSK will prioritise R&D and commercial investment in Vaccines and Specialty Medicines, which are expected to grow to around three-quarters of company sales by 2026. As part of its 2021-26 outlook, Vaccines is expected to grow sales at a high single-digit % CAGR and Specialty Medicines at a double-digit % CAGR.

The company is focused across four core therapeutic areas (TAs): Infectious Diseases, HIV, Oncology and Immunology/Respiratory. In addition, New GSK will remain open to opportunities outside these core TAs where there are scale opportunities rooted in immune science and genetic validation.

Capturing the increasing opportunities now seen across the prevention and treatment of disease offers significant scientific and commercial opportunities for New GSK. At the heart of this is the company's R&D focus on the science of the immune system, human genetics and advanced technologies; and its world-leading capabilities in vaccine and pharmaceutical development.

The company currently has a pipeline of 20 vaccines and 42 medicines - many of which are potential best or first in class opportunities.

Optimising General Medicines

A newly defined General Medicines product group will contain all of New GSK's primary care brands, including older established products as well as the inhaled respiratory portfolio. General Medicines will have differing performance profiles by region and brand, with growth expected most in emerging markets. Overall General Medicines is expected to show broadly stable sales over the period 2021-26 (CER).

General Medicines will be optimised for profitability and cash generation to support investment in Vaccines and Specialty Medicines. As part of this approach, further streamlining of the portfolio is expected through divestment or partnering of non-priority brands.

Strengthened balance sheet to support growth and returns to shareholders

Following separation of the Consumer Healthcare business, New GSK is expected to have a net debt/adjusted EBITDA leverage ratio of less than 2 times. This, together with expected stronger cash flow generation, will provide additional flexibility to support future investments in growth. By 2026, cash generated from operations for New GSK is expected to exceed £10 billion.

New GSK's capital allocation priorities will be: to strengthen the pipeline, including through targeted bolt-on and in-licensing business development transactions; to invest behind successful product launches; to enhance sustainability of its operations; and to underpin its progressive dividend policy.

In 2022, GSK shareholders will receive dividends from GSK and New Consumer Healthcare due to the expected mid-year timing of the demerger. Together, these are expected to amount to approximately 55p per share for the year, assuming a New Consumer Healthcare dividend at the lower end of the previously announced 30-50% pay-out ratio range and subject to approval from the Board of New Consumer Healthcare. This pro-forma full year 2022 dividend would be a 31% reduction compared to the expected 2021 dividend of 80p per share.

New GSK will adopt a progressive dividend policy targeting a dividend pay-out ratio equivalent to 40-60%, starting at 45p per share in 2023, the company's first full year of operation.

Strong focus on ESG performance and to impact the health of more than 2.5 billion people

Maintaining a sector leading ESG performance will be an integral part of New GSK's strategy and a key goal for the new company.

The company intends to take a focused approach to ESG, driven by its strengths and to address the key challenges faced by the industry over the long-term. New GSK will prioritise resources across six areas it sees as material to its business: pricing/access, global health, inclusion and diversity, the environment, product governance and operating standards.

Accountabilities for these six areas will be at executive level and New GSK expects to further strengthen the alignment of incentives and remuneration to delivery of ESG performance, with increased visibility in corporate reporting.

This approach to ESG will support delivery of sustainable performance and long-term growth; build trust with stakeholders; reduce risk to operations; and enable delivery of very positive social impact.

A critical measure of success for New GSK will be health impact at scale. This is at the core of the company's purpose and it expects to positively impact the health of more than 2.5 billion people around the world over the next 10 years.

Consumer Healthcare separation

The separation of Consumer Healthcare is expected in mid-2022 and the GSK Board's clear priorities are to unlock the potential of New GSK and Consumer Healthcare, strengthen New GSK's balance sheet and maximise value for shareholders.

The new Consumer Healthcare company will have a portfolio which generated annual sales of more than £10 billion in 2020 and is well-positioned for further growth. Driven by brands, innovation, leading-edge science and human understanding to deliver better everyday health, the company will have nine global power brands holding category leadership positions and major sales presences in the US and China. Altogether the business offers strong prospects for sustainable sales and profit growth, high cash generation and delivery of attractive returns for shareholders.

Subject to approval from shareholders, the separation will be by way of a demerger of at least 80% of GSK's 68% holding in the Consumer Healthcare business to GSK shareholders, with the new Consumer Healthcare company shares expected to attain a premium listing on the London Stock Exchange, with ADRs to be listed in the US. The company intends to structure the demerger in a manner that is tax efficient for UK and US shareholders, as compared to alternative separation options, and is seeking confirmation of such treatment from the relevant tax authorities.  Details of the expected tax treatment will be provided in the circular sent to shareholders in connection with the approval of the demerger.

New GSK will retain up to 20% of GSK's holding in the new Consumer Healthcare company as a short-term financial investment, which it intends to monetise in a timely manner to further strengthen New GSK's balance sheet and help fund certain pension benefit obligations.  Prior to the demerger, New GSK is also expected to receive a dividend of up to £8 billion from Consumer Healthcare. As previously stated, the new Consumer Healthcare company is expected to have a net debt/adjusted EBITDA leverage ratio of up to 4.0 times. GSK plans to target an investment grade credit rating for the new Consumer Healthcare company.

A comprehensive update on the prospects for New Consumer Healthcare is planned for investors in early 2022.

The Board of GSK is preparing for two new independent boards following separation. A process has started to form a board of directors for the new Consumer Healthcare company, which will include the appropriate mix of skills and experience to represent and maximise the value of this business for shareholders.

In addition, and building on recent non-executive appointments, further appointments are also expected to the Board of GSK prior to the separation to increase biopharmaceuticals and scientific experience for New GSK.

*Major product approvals 2017-21
Asset	Indication(s)	Approved
Trelegy Ellipta	COPD	2017
Shingrix	Shingles vaccine	2017
Juluca	HIV	2017
Kozenis	Plasmodium vivax (P. vivax) malaria	2018
Dovato	HIV	2019
Zejula (1st line maintenance/PRIMA)	1st line maintenance ovarian cancer	2020
Duvroq	Anaemia due to chronic kidney disease	2020
Rukobia	HIV	2020
Blenrep	Relapsed or refractory multiple myeloma	2020
Cabenuva	LA HIV	2020
Jemperli[2]	Recurrent or advanced dMMR endometrial cancer	2021

+See "Basis of preparation, assumptions, and cautionary statement" section on pages 5-7. Assets in late-stage development with the potential in aggregate to deliver peak year sales of more than £20 billion on a non-risk adjusted basis

Asset	Indication(s)
cabotegravir LA	HIV PrEP
daprodustat (HIF-PHI)	Anaemia
Blenrep (BCMA ADC)	Multiple myeloma[3]
Jemperli (PD-1 antagonist)[4]	1L endometrial cancer
gepotidacin (2140944)	uUTI and GC
RSV vaccine	RSV older adults/other[5]
MenABCWY vaccine	Meningitis
otilimab (3196165, aGM-CSF inhibitor)	Rheumatoid arthritis
depemokimab (GSK '294, LA anti-IL5 antagonist)	Asthma
Zejula (PARP inhibitor)	1L ovarian cancer with dostarlimab
HBV ASO (GSK '836)	Hepatitis B

Basis of preparation, assumptions and cautionary statement

Assumptions relating to the 2021-2026 sales and adjusted operating profit growth outlooks, 2026 cash generated from operations outlook, 2031 sales ambition and 2021-2023 dividend expectations

In outlining the growth outlooks for the period 2021-2026, the 2026 cash generated from operations outlook, the 2031 sales ambition and the 2021-2023 dividend expectations (the "Relevant Statements"), GSK has made certain assumptions about the healthcare sector (including regarding possible governmental, legislative and regulatory reform), the different markets and competitive landscape in which it operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline of drugs and vaccines, its restructuring programmes and its plans for the separation of Consumer Healthcare, details of which are set out in this document.

GSK expects and assumes the next several years to be challenging for the healthcare industry with continued uncertainty related to the impact of the COVID-19 pandemic on adult vaccinations and continued pressure on pricing of pharmaceuticals.  GSK assumes no premature loss of exclusivity for key products over the period.  GSK also expects volume demand for its products to increase, particularly for Shingrix in the US, as healthcare systems are expected to return to normal following disruption from governments' prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic, and for Shingrix in China.

The assumptions underlying the Relevant Statements include: successful delivery of the ongoing and planned integration and restructuring plans and the planned demerger of Consumer Healthcare; the delivery of revenues and financial benefits from its current and development pipeline portfolio of drugs and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of drugs and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group's products; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); no share repurchases by the company; and no change in the shareholdings in ViiV Healthcare.

The Relevant Statements also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding the Relevant Statements, there is still uncertainty as to whether our assumptions, targets, outlooks expectations and ambitions will be achieved, including based on the other assumptions outlined above.

The statement that GSK estimates that certain assets in late-stage development have the potential to deliver peak year sales of more than £20 billion on a non-risk adjusted basis is an aggregation, across the relevant portfolio of assets, of the maximum sales that GSK considers might  be achieved from each such asset (including from lifecycle innovation) in the year that that asset attains its highest sales level, in all cases before taking into account any risks that could impair GSK's ability to reach that level of sales for that asset, including risks relating to technical and regulatory success, trial outcomes, launch dates and execution, exclusivity periods and the impact of changes in the market and healthcare landscape for that asset.   The aggregation is of the peak year sales of each individual asset within the portfolio and not for one particular year.  Accordingly, the statement of estimated non-risk adjusted potential peak year sales of the relevant assets in late-stage development does not comprise, is wholly different in nature to, and is subject to very significantly higher levels of uncertainty than the Relevant Statements.   As such, while GSK does not expect to achieve the aggregate amount of those estimated non-risk adjusted peak year sales, a risk-adjusted assessment of sales of relevant assets during the relevant periods is (as stated above) taken into account, where relevant, within the Relevant Statements.

All outlook and ambition statements are given on a constant currency basis and use 2021 forecast exchange rates as a base, assuming a continuation of Q1 2021 closing rates (£1/$1.38, £1/€1.17, £1/Yen 152). 2021-2026 outlook refers to the 5 years to 2026 with 2021 as the base year.

Assumptions and cautionary statement regarding forward looking statements

The Group's management believes that the assumptions outlined above are reasonable, and that the targets, outlooks, ambitions and expectations described in this document are achievable based on those assumptions. However, given the forward-looking nature of these assumptions, targets and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the continued COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'ambition', 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

Reporting definitions

A number of adjusted measures are used to report the performance of our business, which are non-IFRS measures.   Adjusted results, CER and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. These measures are defined and reconciliations to the nearest IFRS measure are available in our first quarter 2021 earnings release and Annual Report on Form 20-F for FY 2020.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers. GSK is not able to give guidance and outlooks for Total results, including Total Operating Profit and Total Operating Margin as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.  Therefore a reconciliation of the guidance for Adjusted results to equivalent guidance for Total results is not available without unreasonable effort.

Compound Annual Growth Rate (CAGR) is defined as the compound annual growth rate and shows the annualised average rate of revenue or profit growth between two given years, at constant currency, assuming growth takes place at an exponentially compounded rate.

Adjusted EBITDA is defined as Adjusted Earnings before interest and tax, depreciation and amortisation.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Inside information
This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.  Adjusted results, constant exchange rate (CER%) growth and other non-IFRS measures are defined and reconciliations to the nearest IFRS measure are available in our first quarter 2021 earnings release and in our Annual Report on Form 20-F for FY 2020 and in the "Reporting definition" section of this document on page 7.  GSK provides guidance and outlooks on an Adjusted results basis only, for the reasons set out on page 7.  All expectations, ambitions, targets and other statements regarding future performance should be read together with the "Basis of preparation, assumptions and cautionary statements" and "Reporting definition" sections of this document on pages 5-7.

[2] Tesaro asset
[3] Blenrep for earlier lines of therapy for multiple myeloma
[4] Tesaro asset
[5] Maternal and paediatric

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: June 23, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc